SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

(Amendment No. 1)

Marsh Supermarkets, Inc.
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(Name of Issuer)

CLASS A Common Stock, No Par Value
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(Title of Class of Securities)

571783307
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(CUSIP Number)

James C. Kennedy, Esq.
One East Fourth Street
Cincinnati, Ohio 45202
(513) 579-2538
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2002
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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [ X ]  Rule 13d-1(b)
   [   ]  Rule 13d-1(c)
   [   ]  Rule 13d-1(d)

Page 1 of 6 Pages

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CUSIP NO. 571783307	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION, NOS. OF ABOVE PERSONS

American Financial Group, Inc. 31-1544320
Carl H. Lindner
Carl H. Lindner III
S. Craig Lindner
Keith E. Lindner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Ohio Corporation
United States Citizens

5	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

SOLE VOTING POWER

- - -

6	SHARED VOTING POWER

729,844

7	SOLE DISPOSITIVE POWER SHARED VOTING POWER

- - -

8	SHARED DISPOSITIVE POWER

729,844

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

729,844

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*
[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

19.0%

12	TYPE OF REPORTING PERSON*

CO
IN

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CUSIP NO. 571783307	13G	Page 3 of 6 Pages

Item 1(a)	Name of Issuer

Marsh Supermarkets, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices.

9800 Crosspoint Boulevard, Indianapolis, Indiana 46256-3350

Item 2(a)	Names of Person Filing

American Financial Group, Inc.
Carl H. Lindner
Carl H. Lindner III
S. Craig Lindner
Keith E. Lindner

Item 2(b)	Address of Principal Business Office, or if None, Residence

One East Fourth Street, Cincinnati, Ohio 45202

Item 2(c)	Citizenship

Ohio Corporation
United States Citizens

Item 2(d)	Title of Class of Securities

Class A Common Stock, no par value

Item 2(e)	Cusip Number

571783307

Item 3	This statement is filed pursuant to Rule 13d-1(b)

Item 4	Ownership

(a)	Amount Beneficially Owned:	729,844
(b)	Percentage of Class:	19.0%
(c)	Number of shares as to which such person has:
	(i) Sole power to vote or direct the vote:	none
	(ii) Shared power to vote or direct the vote:	729,844
(iii) Sole power to vote or direct the
	disposition of:	none
(iv) Shared power to dispose or direct the
	disposition of:	729,844

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CUSIP NO. 571783307                  13G                 Page 4 of 6 Pages

     The ownership above represents American Financial's beneficial ownership of 729,844 shares of Marsh Supermarkets, Inc. voting Class A Common Stock. In addition, American Financial beneficially owns 723,344 shares of Class B Common Stock.

Item 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

     After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Dated:    January 27, 2003
AMERICAN FINANCIAL GROUP, INC.

By: Karl J. Grafe
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Karl J. Grafe, Assistant General Counsel & Assistant Secretary

Karl J. Grafe
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Karl J. Grafe, As Attorney-in-Fact for:
Carl H. Lindner
Carl H. Lindner III
S. Craig Lindner
Keith E. Lindner
Karl J. Grafe
-----------------------------------
*By Karl J. Grafe, Attorney-in-Fact

CUSIP NO. 571783307                  13G                 Page 5 of 6 Pages


POWER OF ATTORNEY

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     I, Carl H. Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Chairman of the Board of Directors and Chief Executive Officer of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

     IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.

/s/Carl H. Lindner
----------------------------------
Carl H. Lindner

     I, Carl H. Lindner III, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

     IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.

/s/Carl H. Lindner III
----------------------------------------
Carl H. Lindner III

     I, S. Craig Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

     IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.

/s/ S. Craig Lindner
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S. Craig Lindner

CUSIP NO. 571783307                  13G                 Page 6 of 6 Pages


POWER OF ATTORNEY

-----------------

     I, Keith E. Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

     IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.

/s/ Keith E. Lindner
------------------------------------
Keith E. Lindner